August 10, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX

Mr. Raymond D. Martz
Chief Financial Officer
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

**RE: Eagle Hospitality Properties Trust, Inc.
Form 10-K for the year ended December 31, 2005
File no. 001-32279**

Dear Mr. Martz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Item 6. Selected Historical Financial and Other Data, page 26

1. In future filings, please revise the title of the measure currently referred to as EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

2. We note that you adjusted for the loss allocated to operating partnership minority interest rather than adjusting for the minority interests' share of the FFO adjustments. Please explain your basis for this adjustment and tell us how you have determined that this measure is comparable to net income which is calculated after an allocation of income to minority unitholders. To the extent your determination of FFO differs from the NAREIT definition, such as one that is calculated to exclude the effects of minority interest, please revise your reference to the measure accordingly.

3. We also note that your disclose FFO per diluted share on page 28. Please revise your disclosure in future filings to reconcile such a measure to the most comparable GAAP measure, which appears to be earnings per share. Refer to Item 10(e) of Regulation S-K.

Consolidated and Combined Statements of Operations and Comprehensive Income, page 48

4. In future filings, please revise your presentation to include stock-based compensation in the relevant line item in which it would be included had it been paid with cash. Please refer to SAB 107.F.

Note 6 – Income Taxes, page 57

5. Please tell us how you considered the factors in paragraphs 20 through 25 of SFAS 109 in determining that a valuation allowance was not necessary. It is our understanding that it is unusual for taxable REIT subsidiaries such as yours to generate any significant taxable income.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Branch Chief